FORM 6-K

3-31-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02030334

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the months of .... February and March 2002

.... COLES MYER LTD. ....
(Translation of the registrant's name into English)

.... 800 TOORAK ROAD, TOORONGA, VICTORIA 3146, AUSTRALIA ....
(Address of principal executive offices)

.... COLES MYER LTD. ....
(Registrant)

Date: 2 APRIL 2002

By: R.F. Bennett ....
(signature)

R F BENNETT
COMPANY SECRETARIAT MANAGER

* Print the name and title of the signing officer under his signature.

This Report on Form 6K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F3 (Nos. 33-55414 and 33-87936) of Coles Myer Finance (USA) Limited and Coles Myer Ltd., and to be a part thereof from the date on which this Report is filed, in the extent not superseded by documents or reports subsequently filed or furnished.

Coles Myer Ltd.

ABN 11 004 089 936
800 Toorak Road, Tooronga, 3146
Telephone (03) 9829 3111
Facsimile (03) 9829 6787
Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Tuesday, 26 March 2002

COLES MYER OUTLINES STRATEGIC DIRECTION

Coles Myer Ltd. today announced the outline of its strategic review including key initiatives identified to date to drive it forward over the next five years.

Coles Myer Chief Executive Officer, John Fletcher, said: "The strategy review is not the end game, but the culmination of a five month assessment across all businesses. It has established our priorities and direction for the delivery of significantly improved financial performance.

"An integral part of the review was looking at ways of leveraging the strength of Coles Myer as a Group. Fundamental is instilling a sense of one team in all our 162,000 people, an attitude of *Group First, Brand Second – Both Winning.*

"The foundation of our strategic direction is that the customer is number one. Our cost reduction focus is designed to provide the best value to all our customers day-in, day-out. Only by satisfying our customers can we satisfy our shareholders."

Group Culture

- **One team**
- **Clear accountabilities and milestones**
- **Performance management**
- **Aligned remuneration policies**

Mr Fletcher said: "The most important platform from which to leverage the strength of Coles Myer as a Group is building a sense of one team, with the right people in place across the organisation, challenged and accountable to deliver the right strategies."

Initiatives confirmed today include:

- **simplified management and reporting lines**, increasing the number of CEO direct reports from four to nine to include human resources, supply chain, corporate affairs, finance and information technology; and

- a new **Bonus structure** based on both Group and Brand objectives combined with non-financial hurdles such as Occupational Health and Safety and succession planning.

Operation Right Now

- **Group Continuous Business Improvement Program**
- **Initial focus on General Merchandise & Apparel Brands**
- **Now expanded to encompass Shared Services, Food & Liquor, Supply Chain, Occupational Health & Safety**

Mr Fletcher said: "At last week's interim results we announced an upgrading of cost savings to $300 million based on an annualised run rate by end FY04, with a high proportion of these savings to be reinvested to improve competitiveness and grow market share. This includes the initial savings identified in September 2001 through **Operation Right Now**."

This **Continuous Business Improvement Program** will continue beyond FY04 with increasing benefits expected for stakeholders. As part of the review, Operation Right Now has now been expanded to encompass potential cost savings in the areas of Shared Services, Food & Liquor, Supply Chain and Occupational Health & Safety, and includes the following initiatives:

- Mandating the use of the **Shared Services Model** across all Brands. Cost savings are to be generated through efficiency improvements by all Brands using Shared Services, removing duplication, and standardising IT systems and key processes. The revised Shared Services Model will be implemented over the next two years with financial benefits weighted to FY04.

- Implementation of an **end-to-end Supply Chain strategy** with common standards, processes and platforms to optimise the capability of the distribution network to leverage economies of scale and lower the cost of operation to each Brand. Financial benefits are weighted to flow in CY03 and CY04.

- The current implementation of a Group wide strategy in relation to **Occupational Health and Safety** to improve the company's safety record, reducing incidents and costs. Financial benefits are expected to commence in FY03.

Mr Fletcher said: "A high proportion of savings in FY02 and FY03 will be reinvested in lowering prices to improve competitiveness and grow market share, particularly in the ongoing rebuild of GM&A."

Loyalty Review

- **Shareholder discount program for existing cardholders continues until 31 July 2004 with progressive rate reductions**
- **Share ownership not required after 5 April, 2002**
- **Membership fees discontinued**
- **Savings reinvested to benefit all customers**

Mr Fletcher said: "The prime objective for the Coles Myer Group is to provide the best value to customers day-in, day-out.

"Continuation of the CML shareholder discount program in its current format is not reflective of retail loyalty programs around the world, nor is it in the longer term interest of all our stakeholders."

Coles Myer has decided to progressively wind back the Shareholder discount program with a phased reduction ending in 31 July 04. The first rate reduction will take effect from 31 July 02 with a further rate review during 2003. Full details of the proposed changes to the program are set out in the attached fact sheet.

"Underlying this decision is an understanding that loyalty programs need to be equally accessible to all customers while at the same time showing Coles Myer is committed to treating all customers, shareholders and staff fairly," Mr Fletcher said.

"Line for line, quality for quality, our policy is already to be 100% price competitive. The savings from reduced shareholder discounts will be reinvested to the benefit of all customers through sustaining price competitiveness, promotional activities, interest free offers and enhanced Fly Buys and Coles Myer Card offers."

On-market entry to the scheme ceases as of close of business on 5 April 02 and existing cardholders will continue to retain benefits of reduced discounts until 31 July 04 with continued share ownership not required after 5 April 2002.

CMLC discount shares revert to ordinary CML shares on 12 April 02.

Shareholders who need further information should call 1300 368 368 (Australia-wide).

Food and Liquor

- **Aggressive expansion strategy**
- **Continuous business improvement through Operation Right Now**
- **High single digit sales growth per annum to FY06 and double digit EBIT growth per annum to FY06**
- **4% EBIT margin in FY05**

Mr Fletcher said: "The strategic review has highlighted the strong growth prospects for the Food & Liquor businesses.

"We will continue to aggressively expand Food and Liquor with annual new store openings for Coles and Bi-Lo of 30 to 35 stores and Liquorland of 20 to 25 stores and hotels.

"New store openings and an improved offer will continue to drive solid sales performance for our Food & Liquor group with high single digit sales growth expected per annum to FY06.

"Food and Liquor continues to focus on reducing its cost of doing business and improving capital productivity. It is expected to deliver double digit EBIT growth per annum to FY06."

Mr Fletcher also announced today Coles Myer had signed a contract to sell its non-core Red Rooster business to Australian Fast Foods Pty Ltd, a Perth-based company that owns and operates the Chicken Treat fast food business.

The 244 Red Rooster stores and 50 franchise stores have been sold at a small loss with completion of the sale expected by the end of May.

General Merchandise & Apparel

- **Sustainable recovery led by Target, followed by Myer Grace Bros and Kmart**
- **GM&A Group return on investment achieving Coles Myer's weighted average cost of capital by FY04**
- **Mid single digit sales growth per annum to FY06**
- **GM&A Group EBIT margin of 4% by FY06**

"In GM&A, our priority is the continuing 'fix' of the three key Brands. We see significant opportunity to improve sales productivity with a clear customer proposition now established for each Brand that ensures minimum overlap," Mr Fletcher said.

Focus for the three key Brands can be summarised as:

- Kmart – the first choice discount department store for families with the best range at lowest guaranteed prices in every market served;

- Target – a low cost differentiated discount department store offering on-trend, high quality merchandise, with a house-brand apparel, footwear and homewares focus, at very affordable prices; and,

- Myer Grace Bros – a value driven department store being first to market with a complete range of on-trend moderate to upper moderate national and international brands.

Substantial progress has been made across all Brands to deliver better merchandise assortments. Merchandising skills are being rebuilt through recruitment of key personnel at all Brands.

"Our most important focus within GM&A is to close the execution gap with the recovery being led by Target and followed by Myer Grace Bros and Kmart. We have established some clear milestones for GM&A over the next couple of years to monitor progress, including achieving CML's weighted average cost of capital by FY04, mid-single digit sales growth per annum to FY06 and a 4% EBIT margin by FY06," Mr Fletcher said.

Capital Management

- **Continuing strong balance sheet and cashflow**
- **Continuing review of refinancing opportunities**

Mr Fletcher said gross capital expenditure is forecast to be fairly consistent through to FY06 and be in the range of $800 million to $900 million per annum.

The Sydney and Cairns properties have been identified for potential sale and partial leaseback.

The combination of strong improvements in balance sheet productivity and improved operating performance is forecast to result in the Group moving towards the higher end of its targeted fixed coverage ratio (2.2-2.5x) by FY04.

Opportunities for further capital management initiatives to benefit shareholders will be considered at that stage.

Coles Myer Financial Milestones

Mr Fletcher said: "The strategic review process has provided some clear financial milestones for the Group, including:

- confirmation of around 20% Group profit growth in FY02;
- total cost savings of $300m annualised run rate by end FY04;
- the Group to achieve a return on investment of around 20% by FY04; and,
- high single digit Group sales growth to FY06."

Coles Myer Management Challenge

Mr Fletcher said the end result of "right team, right culture, right strategy" is the potential for net profit to double by FY06 and at the recent Coles Myer forum he had set this as a challenge for his management team.

In conclusion, Mr Fletcher said: "I have been particularly pleased by how quickly the team has become aligned with the strategy, values and approach that will deliver long-term sustainable growth."

./././.

More information:
Media: Scott Whiffin 03 9829 5548
Analysts: Amanda Fischer 03 9829 4521

Coles Myer Ltd.

ABN 11 004 089 936
800 Toorak Road, Tooronga, 3146
Telephone (03) 9829 3111
Facsimile (03) 9829 6787
Postal Address: PO Box 2000, Glen Iris, 3146

Fact sheet

CML LOYALTY PROGRAM REVIEW

Key dates:

5 April, 02	Last date to purchase on market CMLC shares with a discount card (min 500 CMLC shares)
8 April, 02	Discount card holders are no longer required to hold shares Ex-dividend date for CML and CMLC shares Deferred settlement trading commences (stock code CMLDA)
12 April, 02	Record date for interim dividend on CML and CMLC shares Record date for discount card CMLC shares revert to CML shares Deferred settlement trading in CMLDA shares ceases at close of business
13 May, 02	Interim ordinary dividend paid – no deduction of half yearly service charge New discount cards mailed
31 July, 02	New discount card rates apply
2003	Further rate review
31 July, 04	Shareholder discount program terminates

Information Mail Out

- A comprehensive information pack will be provided to all qualifying shareholders by mail with their dividend cheque/advice on 13 May 2002.

- Shareholders who would like further information should contact **1300 368 368.**

	Current Rate	New Rate Effective on 31-Jul-02
Coles	**5.0%**	**3.0%**
Bilo	**3.0%**	**0.0%**
Liquorland	**5.0%**	**3.0%**
Kmart	**7.5%**	**5.0%**
Target	**7.5%**	**5.0%**
MGB-Other	**10.0%**	**7.5%**
MGB/Megamart-1	**7.5%**	**5.0%**
MGB/Megamart-2	**5.0%**	**3.0%**
Harris	**3.0%**	**0.0%**
Officeworks	**5.0%**	**3.0%**

MGB/Megamart - 1 includes: CDs, Tapes, DVDs, Game Software, PC Software, Office Furniture, Lounge, Dining, Bedding, Occasional & Nursery, Furniture, Rugs, Lighting, Decorator and Curtains.

MGB/Megamart - 2 includes: Large & Small Electrical Appliances, Electronic Game Hardware, Audio & Visual Equipment, Sewing Machines & Accessories, Christmas CD, Food purchases over $5.00, Hampers & Gift Food, Product cover 10% on Myer Cleaning Services and Grace Bros Cleaning Services (Licensees). Discount not available at GoodBuy Warehouse.

REVIEW OF GROUP RESULTS

RESULTS SUMMARY	2002 26 weeks $m	2001 26 weeks $m	Change
Sales[1]	13,279.1	12,300.4	8.0%
Retail EBIT[2]	**374.8**	**380.1**	**(1.4)%**
% to Sales			
Food and Liquor Group	261.6	241.5	8.3%
% to Sales	*3.27%*	*3.35%*	
General Merchandise and Apparel Group	120.1	152.3	(21.1)%
% to Sales	*2.34%*	*3.08%*	
e.colesmyer	(6.9)	(13.7)	49.6%
% to Sales	*(4.69)%*	*(9.36)%*	
Property	18.5	34.2	
Unallocated costs	(50.0)	(17.7)	
Underlying[3] EBIT	343.3	396.6	(13.4)%
Net borrowing costs	(47.5)	(66.6)	
Underlying[3] net profit before tax	295.8	330.0	(10.4)%
Income tax expense on underlying profit	(83.3)	(95.2)	
Underlying[3] net profit after tax	212.5	234.8	(9.5)%
Abnormal items[4]	-	(37.8)	
Income tax benefits	-	(0.6)	
Net profit after tax	**212.5**	**196.4**	**8.2%**
Earnings per share (basic) (cents)	16.1	16.4	
Ordinary dividend per share	13.5	13.5	
Return on investment (%)[5]	12.8	14.4	
Operating cash flow before interest and tax	818.2	455.5	
Operating cash flow	652.1	326.7	
Free cashflow[6]	379.6	73.0	
Net debt/Net debt & equity (%)	20.4	24.3	
Fixed charges cover (times)[7]	2.1	2.2	

1 Excluding Goods & Services Tax (GST).
Excluding Katies (sold in November 2000), CML sales rose by 8.4% in the half year.

2 Earnings before interest and tax for retail operations.

3 2001 underlying result is stated before abnormal items.

4 Under revised accounting standard AASB 1018, abnormal items did not exist for the full year 2001. Abnormal items were, however, reported in the half yearly accounts and included inventory write-downs at Target and Myer Grace Bros of $25.0m post tax; and $13.4m tax expense adjustment for the change in corporate tax rates in FY2001 and FY2002.

5 Moving annual underlying EBIT as a percentage of net assets employed excluding tax balances and net debt (funds employed).

6 Operating cashflow less investing cashflow.

7 EBITDA before fixed charges divided by fixed charges (lease rental & net borrowing costs).

OVERVIEW

- **Net profit after tax of $212.5m**
- **Significant progress on GM&A brand repositioning**
- **Substantial reduction in GM&A inventory levels**
- **Sales momentum building - Food & Liquor up 11%, GM&A up 4.9%[1]**
- **Next phase of Operation Right Now - savings now total $300m by 2004**

The critical issue for shareholders was arresting the steep earnings decline in the General Merchandise and Apparel (GM&A) businesses that occurred in the six month period to July 2001. The early results of the re-build initiatives have been pleasing. Sales growth momentum has returned and, importantly, inventory levels have been substantially reduced in the three GM&A brands. In achieving this progress, it has been necessary to reinvest in service and pricing levels, which has impacted margins in the short term.

The challenges faced in rebuilding each of the GM&A brands are quite different. The strategies being implemented and the pace at which each business will respond will vary.

We remain confident that our brands have clearly differentiated positions: Kmart as a low cost, discount department store with ranges for the entire family; Target with affordable, on-trend, high quality merchandise; and MGB as a value driven department store, providing a complete range of well known brands and good service in a pleasurable store environment.

While the turnaround is underway in GM&A, Food and Liquor continues to build on its strengths. Food & Liquor's strong sales increase of 11% to $7,995m was assisted by the successful acquisition of Franklins stores. In GM&A, where customers responded to improved ranges, service levels and price, sales increased by 4.9%.

Net profit after tax of $212.5m was recorded for the half year ended 27 January, 2002. This represents a 9.5% decrease on underlying net profit after tax on last year, with sales increasing 8%[2] to $13,279m.

The initial phase of Operation Right Now identified annualised cost savings of $40 million in FY2002, increasing to $90m by end FY2004. It is now anticipated that the cost savings in FY2002 will be $100m, and these will predominantly be used to improve competitiveness. Early indications from the Company wide review of areas including supply chain, shared services and OH&S, has identified additional annualised savings of $210m by the end of FY2004. A proportion of these cost savings will continue to be passed on to customers. Further updates will be provided as the review process progresses through other areas of the Company.

Directors have declared a fully franked interim dividend of 13.5 cents per share.

---

[1] Excluding Katies (sold November 2000).
[2] Includes Katies. Excluding Katies, CML sales rose by 8.4% in the half year.

FOOD & LIQUOR GROUP

	2002	2001	Change
Sales ($m)	7,995.0	7,202.9	11.0%
Retail EBIT ($m)	261.6	241.5	8.3%
- excl 2001 acctng policy change[1]	*261.6*	*233.7*	*11.9%*
Retail margin (%)	3.27	3.35	(8)bp
- excl 2001 acctng policy change	*3.27*	*3.24*	*3bp*
Operating gross margin (%)	24.33	24.64	(31)bp
Cost of doing business / sales (%)	21.06	21.29	(23)bp
Net assets employed[2] (NAE) ($m)	1,838.6	1,673.0	

- **Strong sales growth – up 11%**
- **37 Franklins stores acquired**
- **Ongoing cost savings – cost of doing business ratio down to 21.06%**

The Food and Liquor Group (F&L) comprises Coles, Bi-Lo, Liquorland and Red Rooster. Sales rose by a strong 11.0% during the half, reflecting ongoing growth in an already robust business, as well as contributions from the acquisition of Franklins stores, Australian Liquor Group (ALG) and Leda Hotels.

Retail EBIT rose by 8.3%, or 11.9% excluding one-time benefits from accounting policy changes in 2001. As expected, the gross margin was temporarily diluted by the supermarket and liquor acquisitions, including store set-up costs, re-staffing and marketing. Competitive pressures, particularly in liquor, also restrained margins. In addition, the amortisation of the newly acquired liquor licenses impacted returns.

Importantly, our ongoing focus on costs resulted in a 23 basis point fall in the cost of doing business (CODB) to 21.06%. Further savings are expected going forward through Operation Right Now.

F&L's performance should continue to improve over the balance of 2002 as the acquisitions are progressively bedded down and cost efficiencies continue to build. The full year F&L EBIT margin is likely to remain below 2001, with the acquisitions expected to break-even in the second half and achieve F&L group margins by the end of 2003.

The integration of ex-Franklins stores is progressing smoothly, with sales in line with expectations. Our dual branded strategy with Coles and Bi-Lo has assisted in attracting previous Franklins' customers.

A further 17 ex-Franklins stores were secured in the second quarter, bringing the total to 37. The additional acquisition cost was $15m, with annualised sales of around $270m. Additional capital refurbishment costs of $32m are expected. Trading commenced in 29 ex-Franklins stores during the half, and a further 9 new supermarkets were also opened during this period.

---

[1] Accounting policy change related to a modification in the method of inventory costing, to recognise purchase settlement income and direct costs of operating distribution centres as a cost of inventory

[2] Net assets employed excluding net tax balances and net debt

The re-badging of the ALG stores to Liquorland and Vintage Cellars is mostly complete and marketing programs have commenced.

GENERAL MERCHANDISE & APPAREL GROUP

	2002	2001	Change
Sales ($m)	5,137.4	4,899.7	4.9%
Retail EBIT ($m)	120.1	157.0	(23.5)%
- excl 2001 acctng policy change	*120.1*	*142.7*	*(15.8)%*
Retail margin (%)	2.34	3.20	(86)bp
- excl 2001 acctng policy change	*2.34*	*2.91*	*(57)bp*
Operating gross margin (%)	31.86	33.73	(187)bp
Cost of doing business / sales (%)	29.52	30.53	(101)bp
NAE ($m)	2,064.9	2,526.5	

Note – Table excl Katies (sold November 2000). Katies 2001 sales $52.3m and EBIT loss $4.7m.

- **Solid earnings improvement in Target**
- **Substantial reduction in GM&A inventory levels**
- **Customers responding to differentiated positioning with stronger sales growth**

GM&A includes the Target, Myer Grace Bros, Megamart, Kmart and Officeworks businesses. GM&A has made promising early progress in its rebuild program. Customers responded positively to improving ranges, service levels and price competitiveness. Sales rose by 4.9% over the half year, including acceleration to 6.9% sales growth in the important second quarter, which incorporates the Christmas and clearance season.

GM&A reported retail EBIT of $120.1m. Whilst this result is below the first half last year, importantly, we have been able to turn around the substantial earnings decline experienced in the second half of last year. The reduction in EBIT is a reflection of our significant reinvestment in staff and pricing, as we progressively reposition the brands.

While gross margin fell over the period, driven largely by Kmart's strategic price repositioning, the increasing flow of cost savings from Operation Right Now reduced the CODB by 101bp to 29.52%. As this was in spite of a significant increase in labour expenses at Myer Grace Bros, the underlying CODB improvement was much greater. The benefits of Operation Right Now will build incrementally in the second half of this year.

Our summer clearance program is on plan. Total GM&A year-on-year inventory levels fell by 17%, with Target achieving the greatest improvement. This has resulted in increased stock turns and lower working capital.

Target

	2002	2001	Change
Sales ($m)	1,305.3	1,282.5	1.8%
Retail EBIT ($m)	40.0	14.0	186%
- excl 2001 acctng policy change	*40.0*	*7.5*	*433%*
Retail margin (%)	3.06	1.09	197bp
- excl 2001 acctng policy change	*3.06*	*0.58*	*248bp*
NAE ($m)	489.3	662.5	

Target reported retail EBIT of $40m, on sales growth of 1.8%. The challenge facing this brand was a need to reduce inventory levels while introducing new apparel ranges. By addressing these issues, we have been able to record a strong earnings improvement.

Retail EBIT recovered by $26.0m to $40.0m, which has been driven by new apparel ranges trading well at fuller margins. This compares with aggressive stock clearances of apparel last year.

Target's year-on-year inventory levels have been reduced by a substantial 26%. Clearance of discontinued home and entertainment stock has been largely completed, and new lines are being progressively introduced.

Target is now clearly focused on the right positioning, operational efficiencies and delivering on-trend, high quality merchandise at very affordable prices.

Myer Grace Bros

	2002	2001	Change
Sales ($m)	1,763.8	1,677.9	5.1%
Retail EBIT ($m)	36.4	68.1	(46.5)%
- excl 2001 acctng policy change	*36.4*	*63.5*	*(42.7)%*
Retail margin (%)	2.06	4.06	(200)bp
- excl 2001 acctng policy change	*2.06*	*3.78*	*(172)bp*
NAE ($m)	788.2	891.4	

Myer Grace Bros (MGB), including Megamart, reported EBIT of $36.4m. Sales increased by 5.1% during the half, including 6.9% growth in the second quarter.

The key issue for this brand was service, range and store presentation. In effect, a major brand restoration was required, resulting in a longer lead-time compared to Target's recovery.

The reinvestment in service and store presentation began in February 2001 and is critical for building sustainable sales momentum, however, margins have been impacted as revenue progressively rebuilds.

As further initiatives of Operation Right Now feed through and range improvements continue, we expect a profitable result in the second half this year. This compares with the $40.0m loss recorded in the second half of last year.

Inventories have been well managed, falling by 15% year-on-year, and are at an appropriate level and quality going into winter.

The development of Megamart continued, with the opening of the Perth store in August.

Kmart and Officeworks

	2002	2001	Change
Sales ($m)	2,068.3	1,939.3	6.7%
Retail EBIT ($m)	43.7	74.9	(41.7)%
- excl 2001 acctng policy change	*43.7*	*71.7*	*(39.1)%*
Retail margin (%)	2.11	3.86	(175)bp
- excl 2001 acctng policy change	*2.11*	*3.70*	*(159)bp*
NAE ($m)	787.4	972.6	

Kmart's market positioning requires it to be a low cost and low price operator. While it was clear that cost savings would not be realised immediately, the decision was made to reduce prices to protect market share. This strategy has impacted margins in the short term. However, profitability has improved considerably from the decline in the second half of 2001.

Customers have responded well to Kmart's new competitive price positioning, with Kmart and Officeworks' combined sales increasing by 6.7% over the half year, including 10.0% growth in the second quarter.

The second half of 2002 will benefit from continued strong sales momentum, and cost savings will progressively flow through with the implementation of Group initiatives and supply chain efficiencies.

Kmart's excess hardline stock has been cleared, with year-on-year inventory down 13%.

Officeworks continued its solid sales growth despite heavy competition.

E.COLESMYER

	2002	2001	Change
Sales ($m)	147.1	146.3	0.5%
Retail EBIT ($m)	(6.9)	(13.7)	49.6%
Retail margin (%)	(4.69)	(9.36)	467bp
NAE ($m)	29.5	38.9	

e.colesmyer continues to deliver valuable learnings in the evolution of new business channels, technologies and ideas. It is expected that once these direct selling concepts are proven, the brands will assume responsibility.

e.colesmyer sales rose by 5.7% in the second quarter, ending the half at 0.5% growth. Excluding Myer Direct, which reduced its catalogue program in preparation for a sale of the business, e.colesmyer achieved 16.6% sales growth over the second quarter, led by strong performances from Harris Technology and Coles Online.

e.colesmyer halved its retail EBIT loss during the period to $6.9m, through increasing cost efficiencies and the wind-down of Myer Direct. However, final closure costs for Myer Direct are expected to impact the second half this year.

PROPERTY AND UNALLOCATED EBIT

$m	2002	2001
Unallocated and head office costs	(50.0)	(17.7)
Gain/(loss) on sale of property	1.4	16.2
Property operating earnings	17.1	18.0
Property and Unallocated EBIT	(31.5)	16.5

Unallocated costs rose by $32.3m over the half to $50.0m. The increase was driven by:

- Executive change costs
- Projects and consultant costs
- Higher shareholder costs, including the relaunch of the shareholder discount card
- Higher superannuation costs, following a $21m partial holiday last year (H1 $12m, H2 $9m)

Second half unallocated costs are expected to be largely in line with last year. Many of the 2002 additional costs are one-off in nature and will not carry forward. Full year 2003 costs of approximately $80-90m are expected.

The total earnings contribution from property fell from $34.2m in 2001 to $18.5m in 2002. Net gains from property disposals were $1.4m, in contrast to $16.2m in 2001 when several large properties were sold, including Chadstone Homemaker Centre and Chatswood Grace Bros. Going forward, non-strategic freehold properties will continue to be sold. Property operating earnings fell by $0.9m to $17.1m, impacted by the sale of the above assets. The book value of the property portfolio at half year end was $630.0m (2001: $623.6m).

INTEREST AND TAX

Net borrowing costs decreased from $66.6m in 2001 to $47.5m, with the Company benefiting from lower interest rates and working capital, and the full effect of the Reset Convertible Preference Shares reducing debt levels.

Income tax expense of $83.3m reflects an effective tax rate of 28.2%, compared with 28.8% (excluding abnormals) in 2001. A tax rate of 28% continues to be expected for the full year.

BALANCE SHEET & FINANCIAL PROFILE

$m	2002	2001
Inventory	2,928.0	3,250.6
Trade creditors (inventory related)	(1,892.3)	(1,693.9)
Net investment in inventory	1,035.7	1,556.7
Trade debtors	170.9	165.7
Working capital (basic)	**1,206.6**	**1,722.4**
Intangible assets	348.1	158.2
Fixed assets	3,488.2	3,495.1
Other net assets	(973.2)	(650.4)
Funds employed	**4,069.7**	**4,725.3**
Net tax balances	82.5	(69.6)
Net assets employed	**4,152.2**	**4,655.7**
Net debt	(845.5)	(1,129.3)
Shareholders' funds	**3,306.7**	**3,526.4**

Net debt fell by 25.1% to $845.5m. The Company remains comfortably within its financial gearing targets, with net debt to capital employed (net debt plus equity) at 20.4% (2001: 24.3%). Net borrowing costs cover ratio at 7.2 times (2001: 6.0 times) is well within the internal target. Fixed charges cover at 2.1 times (2001: 2.2 times) is temporarily at the lower end of the preferred range of 2.2 to 2.5 times until earnings recover.

Inventory fell by $322.6m to $2,928.0m. This reflected a 17% fall in GM&A, while F&L inventory rose with the acquisition of ex-Franklins stores. As a result, the Group's days stock cover was reduced by 12.8 to 55.5 days.

Trade creditors (inventory related) rose by $198.4m to $1,892.3m. Net investment in inventory fell by $521.0m to $1,035.7m. Working capital (basic) declined from $1,722.4m to $1,206.6m. Funds employed accordingly fell from $4,725.3m to $4,069.7m.

The Company's credit ratings remain at investment grade quality. At January 2002, the long and short term ratings from Standard and Poor's were BBB+/A-2 and Moody's Investors Service ratings were Baa2/P-2.

CASH FLOW AND CAPITAL EXPENDITURE

$m	2002	2001
EBIT before depreciation & amortisation	599.0	639.5
Working capital change	306.8	(413.2)
Other operating cashflows	(84.8)	232.0
Interest	(59.6)	(56.0)
Tax	(109.3)	(75.6)
Operating cash flow	**652.1**	**326.7**
Capex, acquisitions & investments	(303.7)	(293.9)
Asset sales, other	31.2	40.2
Free cash flow	**379.6**	**73.0**
Dividends paid	(135.0)	(125.9)
Net cash flow	**244.6**	**(52.9)**

Operating cashflow rose by a strong $325.4m to $652.1m, reflecting a $720m improvement in working capital change. Capital expenditure on property, plant and equipment of $303.7m included $46.2m for the acquisition of ex-Franklins stores. Importantly, free cashflow rose by $306.6m to $379.6m. Full year 2002 capital expenditure of approximately $700m is expected.

OUTLOOK

Much has been achieved in a short time, and this result marks just the first phase of what is expected to be a 2-3 year turnaround program.

We continue to anticipate full year 2002 net profit after tax to be around 20% higher than last year's underlying net profit[1] result, subject to stable economic and market conditions.

[1] 2001 underlying profit was $333m.

Half Yearly Report

Name of entity

COLES MYER LTD.

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
11 004 089 936	✓		26 weeks ended 27 January 2002

For announcement to the market

				$M
Sales revenue from ordinary activities (item 1.1)	up	8.0%	to	13,279.1
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.27)	up	8.4%	to	215.9
Profit (loss) from ordinary activities after tax attributable to members (item 1.12)	up	8.2%	to	212.5
Profit (loss) from extraordinary items after tax attributable to members)	gain (loss)	NIL		NIL
Net profit (loss) for the period attributable to members (item 1.12)	up	8.2%	to	212.5

Dividends (distributions)	Amount per security	Franked amount per security at 30% tax (2001: 34%)
Interim dividend *(Half yearly report only - item 16.6)*	13.5c	13.5c
Previous corresponding period *(Half yearly report - item 16.7)*	13.5c	13.5c

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 16.2)*	12 April 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:
NIL

Consolidated Statement of Financial Performance

		Current period- $M	Previous corresponding period- $M
1.1	Sales	13,279.1	12,300.4
1.2	Cost of goods sold	(10,030.7)	(9,211.3)
1.3	Gross profit	3,248.4	3,089.1
1.4	Other revenue from operating activities	377.1	379.3
1.5	Revenue *from non-operating activities*	181.1	167.5
1.6	Borrowing costs	(55.4)	(74.3)
1.7	Advertising expenses	(178.1)	(175.8)
1.8	Selling and occupancy expenses	(2,581.9)	(2,482.0)
1.9	Administrative expenses	(695.4)	(611.6)
1.10	**Profit (loss) from ordinary activities before tax**	**295.8**	**292.2**
1.11	Income tax expense	(83.3)	(95.8)
1.12	**Netprofit attributable to members of the parent entity**	**212.5**	**196.4**
1.13	Net increase in asset revaluation reserve	2.8	
1.14	Net increase in foreign currency translation reserve		2.5
1.15	Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity	2.8	2.5
1.16	**Total changes in equity other than those resulting from transactions with owners as owners**	**215.3**	**198.9**
	Earnings per share		
1.17	Basic earnings per share	16.1 cents	16.4 cents
1.18	Diluted earnings per share	16.8 cents	16.5 cents

Earnings per share in the previous corresponding period has changed to ensure the comparative is consistent with the application of the revised standard AASB 1027 Earnings Per Share.

	Consolidated retained profits	Current period- $M	Previous corresponding period- $M
1.19	Retained profits (accumulated losses) at the beginning of the financial period	866.0	1,159.7
1.20	Net profit (loss) attributable to members (item 1.12)	212.5	196.4
1.21	Net transfers to and from reserves		
1.22	Net effect of changes in accounting policies		
1.23	Dividends and other equity distributions paid or payable	(182.0)	(163.0)
1.24	**Retained profits (accumulated losses) at end of financial period**	**896.5**	**1,193.1**

Profit restated to exclude amortisation of goodwill

		Current period $M	Previous corresponding period $M
1.25	Profit (loss) from ordinary activities after tax before outside equity interests and amortisation of goodwill	215.9	199.1
1.26	Less (plus) outside equity interests		
1.27	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	215.9	199.1

Profit (loss) from ordinary activities attributable to members

		Current period $M	Previous corresponding period $M
1.28	Profit (loss) from ordinary activities after tax (item 1.12)	212.5	196.4
1.29	Less (plus) outside equity interests		
1.30	**Profit (loss) from ordinary activities after tax, attributable to members**	**212.5**	**196.4**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $M	Related tax $M	Related outside equity interests $M	Amount (after tax) attributable to members $M
2.1	Amortisation of goodwill	3.4			3.4
2.2	Amortisation of other intangibles	9.5	(1.4)		8.1
2.3	**Total amortisation of intangibles**	**12.9**	**(1.4)**	**NIL**	**11.5**
2.4	Extraordinary items				
2.5	**Total extraordinary items**	**NIL**	**NIL**	**NIL**	**NIL**

Comparison of half year profits

(Preliminary final report only)

		Current year - $M	Previous year - $M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.10 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Consolidated Statement of Financial Position

		At end of current period $M	As shown in last annual report $M	As in last half yearly report $M
	Current assets			
4.1	Cash assets	293.3	270.5	294.7
4.2	Receivables	560.7	705.1	526.0
4.3	Investments			
4.4	Inventories	2,928.0	2,904.2	3,250.6
4.5	Other (provide details if material)	74.9	66.3	52.6
4.6	**Total current assets**	**3,856.9**	**3,946.1**	**4,123.9**
	Non-current assets			
4.7	Receivables	151.3	176.5	355.8
4.8	Investments (equity accounted)			
4.9	Other investments	113.5	108.2	121.5
4.10	Inventories			
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)			
4.12	Development properties (mining entities)			
4.13	Other property, plant and equipment (net)	3,488.2	3,464.2	3,495.1
4.14	Deferred tax assets	225.3	231.9	237.1
4.15	Intangibles (net)	348.1	308.8	158.2
4.16	Other (provide details if material)	40.1	42.1	15.3
4.17	**Total non-current assets**	**4,366.5**	**4,331.7**	**4,383.0**
4.18	**Total assets**	**8,223.4**	**8,277.8**	**8,506.9**
	Current liabilities			
4.19	Payables	2,435.2	2,186.8	2,271.9
4.20	Interest bearing liabilities	19.7	12.5	26.4
4.21	Loans		115.3	
4.22	Tax liabilities			85.3
4.23	Provisions	705.2	663.2	637.5
4.24	Other (provide details if material)			
4.25	**Total current liabilities**	**3,160.1**	**2,977.8**	**3,021.1**
	Non-current liabilities			
4.26	Payables			
4.27	Interest bearing liabilities	1,375.2	1,651.6	1,427.7
4.28	Loans	1.1	19.8	192.0
4.29	Tax liabilities	214.7	219.5	221.3
4.30	Provisions	115.5	110.1	64.0
4.31	Other (provide details if material)	50.1	52.7	54.4
4.32	**Total non-current liabilities**	**1,756.6**	**2,053.7**	**1,959.4**
4.33	**Total liabilities**	**4,916.7**	**5,031.5**	**4,980.5**
4.34	**Net assets**	**3,306.7**	**3,246.3**	**3,526.4**

Consolidated statement of financial position (continued...)

	Equity	At end of current period $M	As shown in last annual report $M	As in last half yearly report $M
4.35	Contributed equity	2,000.8	1,973.7	1,926.0
4.36	Reserves	409.4	406.6	407.3
4.37	Retained profits (accumulated losses)	896.5	866.0	1,193.1
4.38	Equity attributable to members of the parent entity	3,306.7	3,246.3	3,526.4
4.39	Outside equity interests in controlled entities			
4.40	**Total equity**	**3,306.7**	**3,246.3**	**3,526.4**
4.41	Preference capital included as part of 4.35	**680.6**	**680.6**	**681.0**

Exploration and evaluation expenditure capitalised

		Current period $M	Previous corresponding period- $M
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** (item 4.11)	**NIL**	**NIL**

Development properties

		Current period $M	Previous corresponding period- $M
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** (item 4.12)	**NIL**	**NIL**

Consolidated statement of cash flows

		Current period $M	Previous corresponding period- $M
	Cash flows related to operating activities		
7.1	Receipts from customers (inclusive of goods and services tax)	14,271.7	13,173.0
7.2	Payments to suppliers and employees (inclusive of goods and services tax)	(13,453.5)	(12,717.5)
7.3	Operating cash flows before distributions, interest and tax	818.2	455.5
7.4	Cash distributions received from associated entities	2.8	2.8
7.5	Interest and other items of similar nature received	5.6	5.4
7.6	Interest and other costs of finance paid	(65.2)	(61.4)
7.7	Income taxes paid	(109.3)	(75.6)
7.8	**Net operating cash flows**	**652.1**	**326.7**
	Cash flows related to investing activities		
7.9	Payment for purchases of property, plant and equipment	(250.8)	(260.7)
7.10	Proceeds from sale of property, plant and equipment	23.9	7.9
7.11	Payment for purchases of businesses and controlled entities (net of cash acquired)	(50.5)	(2.1)
7.12	Repayment of loan from other entities	7.3	6.9
7.13	Payment for purchases of investments	(2.4)	(30.9)
7.14	Proceeds on sale of investments		25.4
7.15	Payment for purchases of associated entities		(0.2)
7.16	**Net investing cash flows**	**(272.5)**	**(253.7)**
	Cash flows related to financing activities		
7.17	Proceeds from issues of securities (shares, options, etc.)		681.0
7.18	Payment for shares bought back	(1.4)	
7.19	Proceeds from borrowings	676.6	3,380.0
7.20	Repayment of borrowings	(951.9)	(3,813.4)
7.21	Dividends paid	(135.0)	(125.9)
7.22	**Net financing cash flows**	**(411.7)**	**121.7**
	Net (decrease)/increase in cash held	**(32.1)**	**194.7**
7.23	Cash at beginning of period	578.1	307.7
7.24	Exchange rate adjustments to item 7.23		
7.25	**Cash at end of period** *(see Reconciliation of cash)*	**546.0**	**502.4**

Free cash flow:

7.8	Net operating cash flows	652.1	326.7
7.16	Net investing cash flows	(272.5)	(253.7)
	Free cash flow	**379.6**	**73.0**

Non-cash financing and investing activities

Coles Myer Ltd. issued ordinary shares under the Dividend Reinvestment Plan of $28.5 million (2001 $31.3 million).
The CML Group disposed of its investment in Investment Funding Pty. Ltd., Label Developments Pty. Ltd. and Power Investment Funding Pty. Ltd. For $NIL consideration. Current receivables and loans decreased $115.3m and non-current receivables and loans decreased $17.2m on disposal.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:	Current period $M	Previous corresponding period- $M
8.1 Cash on hand and at bank	293.3	294.7
8.2 Deposits at call	257.2	222.1
8.3 Bank overdraft	(4.5)	(14.4)
8.4 Other (provide details)		
8.5 **Total cash at end of period** (item 7.25)	**546.0**	**502.4**

Ratios

	Current period	Previous corresponding period
9.1 **Profit before tax / sales revenue** Consolidated profit (loss) from ordinary activities before tax (item 1.10) as a percentage of sales revenue (item 1.1)	2.2%	2.4%
9.2 **Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.12) as a percentage of equity (similarly attributable) at the end of the period (item 4.40)	6.4%	5.6%

Earnings per security (EPS)

	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	16.1c	16.4c
(b) Diluted EPS (if materially different from (a))	16.8c	16.5c
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS (000's)	1,178,070	1,166,350

NTA backing

	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	$1.93	$2.30

Details of specific receipts/outlays, revenues/expenses

		Current period $M	Previous corresponding period- $M
12.1	Interest revenue included in determining item 1.10	7.9	7.7
12.2	Interest revenue included in item 12.1 but not yet received (if material)	2.3	2.3
12.3	Interest expense included in item 1.6 (include all forms of interest, lease finance charges etc)	55.4	74.3
12.4	Interest costs excluded from borrowing costs, capitalised in asset values		
12.5	Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)		
12.6	Depreciation and amortisation (excluding amortisation of intangibles) *	227.9	226.4
12.7	Other specific relevant items not shown in item 1.12		

* Excludes net loss on disposal of plant and equipment of $14.9 million (2001 $7.2 million)

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Segment Performance

	Segment Revenue	Current period $M	Previous corresponding period- $M
15.1	Food & Liquor	8,337.1	7,449.2
15.2	General Merchandise & Apparel	5,261.3	5,171.0
15.3	e.colesmyer	163.3	155.3
15.4	Property / Unallocated (a)	67.7	64.0
15.5	**Total segment revenue**	**13,829.4**	**12,839.5**
15.6	Interest income *(item 12.1)*	7.9	7.7
15.7	**Total revenue**	**13,837.3**	**12,847.2**

	Segment Result	Current period $M	Previous corresponding period- $M
15.8	Food & Liquor	261.6	241.5
15.9	General Merchandise & Apparel	120.1	114.5
15.10	e.colesmyer	(6.9)	(13.7)
15.11	Property / Unallocated (a)	(31.5)	16.5
15.12	**Total segment result**	**343.3**	**358.8**
15.13	Net Borrowing costs	(47.5)	(66.6)
15.14	**Profit (loss) from ordinary activities before tax *(item 1.10)***	**295.8**	**292.2**

The CML Group operates predominantly within the retailing industry and predominantly in Australia.

Legend:

(a) Rentals derived from the CML Group's own retail outlets are based on commercial terms and conditions. Property income includes profit on sale of property of $1.4 million (2001 $16.2 million).

Dividends (in the case of a trust, distributions)

16.1	Date the dividend (distribution) is payable	13 May 2002
16.2	Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received up to 5.00 pm if paper based, or by "End of Day" if a proper SCH transfer)	12 April 2002

16.3 Not applicable to this Half year report

Amount per security

		Amount per security	Franked amount per security at 30% tax (2001: 34%)	Amount per security of foreign source dividend
16.4	Not applicable to this Half yearly report			
16.5	Not applicable to this Half yearly report			
16.6	**Interim dividend:** Current Year	13.5c	13.5c	
16.7	Previous Year	13.5c	13.5c	

Total dividend (distribution) per security (interim *plus* final)

	Current year	Previous year
16.8 Ordinary securities	N/A	N/A
16.9 Preference securities	N/A	N/A

Half year report - interim dividend (distribution) on all securities

	Current period $M	Previous corresponding period- $M
16.10 Ordinary securities	159.3	157.9
16.11 Preference securities	22.7	5.1
16.12 **Total**	**182.0**	**163.0**

The dividend plan shown below is in operation.

A Shareholders' Dividend Reinvestment Plan is in operation.

The last date(s) for receipt of election notices for the dividend	12 April 2002

Any other disclosures in relation to dividends (distributions)

NIL

Details of aggregate share of profits (losses) of associates

Entity's share of associates'	Current period $M	Previous corresponding period- $M
17.1 Profit (loss) from ordinary activities before income tax		
17.2 Income tax on ordinary activities		
17.3 Profit (loss) from ordinary activities after income tax		
17.4 Extraordinary items net of tax		
17.5 Net profit (loss)		
17.6 Outside equity interests		
17.7 Net profit (loss) attributable to members	NIL	NIL

Material interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
18.1 **Equity accounted associates and joint venture entities**	Current period	Previous corresponding period	Current period - $M	Previous corresponding period- $M
18.2 Total	NIL	NIL	NIL	NIL
18.3 **Other material interests**				
18.4 Total	NIL	NIL	NIL	NIL

Issued and quoted securities at end of current period

Category of securities		Total Number	Number Quoted	Issue price per security (cents)	Amount paid up per security (cents)
19.1	**RESET CONVERTIBLE PREFERENCE SHARES**				
19.2	Balance 29 July 2001	7,000,000	7,000,000		
19.3	Issued during the period				
19.4	Balance 27 January 2002	7,000,000	7,000,000		
19.5	**ORDINARY CLASS SHARES -FULLY PAID**				
19.6	Balance 29 July 2001	1,176,610,496	1,176,610,496		
19.7	Dividend Reinvestment Plan issue	3,997,410	3,997,410		
19.8	Converted from partly paid shares	6,000	6,000		
19.9	Buy-back	(222,322)	(222,322)		
19.10	Balance 27 January 2002 **	1,180,391,584	1,180,391,584		
19.11	**PARTLY PAID ORDINARY SHARES**				
19.12	Balance 29 July 2001	152,000	NIL	200	1
19.13	Converted to ordinary shares	(6,000)	NIL		
19.14	Balance 27 January 2002	146,000	NIL	200	1

** On 19 July 2001 the first 500 of each shareholder's ordinary shares were redesignated on the Australian Stock Exchange as Discount Card Shares. Discount Card shares remain ordinary class shares following their redesignation and as such, rank equally with non-Discount Card shares in every respect including voting and dividend rights. As at 27 January 2002 there were 889,042,376 ordinary shares and 291,349,208 Discount Card shares quoted on the Australian Stock Exchange.

Coles Myer Ltd. ordinary shares are listed on the New York Stock Exchange in the form of American Depository Shares (ADS). Each ADS represents eight ordinary shares. An American Depository Receipt is the certificate issued to the holder, and can represent any number of ADS. As at 27 January 2002, there were 674,041 (2001 587,594) ADS on issue.

Comments by directors

Basis of accounts preparation

This general purpose financial report for the interim half-year reporting period ended 27 January 2002 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 29 July 2001 and any public announcements made by Coles Myer Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer accompanying commentary and other public documents.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Franking credits of $167.2 million (at 30%) are available for the consolidated entity, and will enable the payment of franked dividends for at least the next year.

This amount represents the balance of the Dividend Franking Account after allowing for current tax, dividend provisions and payments, and franking credits the CML Group is prevented from distributing.
CML can access sufficient franking credits from its controlled entities to enable the payment of fully franked dividends for at least the subsequent year.

Changes in accounting policies since the last annual report are disclosed as follows.

NIL

Changes in contingent liabilities and contingent assets.

Contingent liabilities as at 27 January 2002 were $253.0m, an increase of $85.1m since 29 July 2001, mainly associated with trading guarantees.

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties	Not Applicable
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not Applicable

Annual meeting Not applicable to this Half yearly report

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the annual report will be available	

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

Identify other standards used	NONE

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.

☐	The financial statements have been audited.	☑	The financial statements have been subject to review.
☐	The financial statements are in the process of being audited or subject to review.	☐	The financial statements have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 14 March 2002

Company Secretary

Print name: Kevin Elkington

Directors' Report

The directors present their report for the 26 weeks ended 27 January 2002.

Directors

The names of the directors in office at the date of this report are:

Stanley D.M. Wallis, AO	Chairman
John E. Fletcher	Managing Director and Chief Executive Officer
Patricia E. Akopiantz	Non-executive Director
Richard H. Allert, AM	Non-executive Director
Richard M. Charlton, AM	Non-executive Director
William P. Gurry, AO	Non-executive Director
Mark M. Leibler, AO	Non-executive Director
Solomon Lew	Non-executive Director
Helen A. Lynch, AM	Non-executive Director
Martyn K. Myer	Non-executive Director

The above directors each held office during and since the end of the period, except John E. Fletcher who was appointed on 10 September 2001 and Patricia E. Akopiantz who was appointed on 11 October 2001.

In addition, Dennis K. Eck resigned as Managing Director and Chief Executive Officer on 9 September 2001, and Ian D. Johnston resigned as a non-executive director on 11 October 2001.

Review of operations

The results of the operations of the CML Group during the period are reviewed on pages 1 to 8.

Rounding of amounts

CML is a company of the kind referred to in the Australian Securities & Investments Commission Class Order 98/0100 dated 10 July 1998. As a result, amounts in the accompanying financial report have, where appropriate, been rounded to the nearest one hundred thousand dollars except where otherwise indicated.

Directors' Declaration

The directors declare that the financial statements and the notes set out on pages 9 to 22:

a. comply with the Accounting Standards and the Corporations Regulations 2001; and

b. give a true and fair view of the CML Group's financial position at 27 January 2002 and its performance for the 26 weeks ended on that date.

The directors further declare that in their opinion there are reasonable grounds to believe that CML will be able to pay its debts as and when they become due and payable.

This directors' report and declaration are made in accordance with a resolution of the directors.

Stan Wallis
Chairman
Melbourne, 14 March 2002

John Fletcher
Managing Director and Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

333 Collins Street
MELBOURNE VIC 3000
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
Web www.pwcglobal.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Direct phone 8603 6555
Direct fax 8603 6009

Independent Review Report to the Members of Coles Myer Ltd.

Scope

We have reviewed the financial report of Coles Myer Ltd. (CML) for the 26 weeks ended 27 January 2002. The financial report comprises pages 10 to 20 and Comments by Directors (excluding the reference to accompanying commentary and other public documents) on page 21 of the half yearly report included in the attached Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration attached thereto. CML's directors are responsible for the financial report which includes the consolidated financial statements of the CML Group comprising CML and the entities it controlled at the end of, or during, the 26 weeks ended 27 January 2002. We have performed an independent review of the financial report in order for CML to lodge the financial report with the Australian Securities & Investments Commission and the ASX. This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", other mandatory professional reporting requirements and the Corporations Act 2001 in Australia, and ASX Listing Rules relating to half yearly financial reports, so as to present a view which is consistent with our understanding of the CML Group's financial position, and performance as represented by the results of its operations and its cash flows.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of CML Group personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the CML Group is not in accordance with:

a the Corporations Act 2001, including:

- (i) giving a true and fair view of the CML Group's financial position as at 27 January 2002 and of its performance for the 26 weeks ended on that date; and
- (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements and ASX Listing Rules relating to half yearly financial reports.

PricewaterhouseCoopers
Chartered Accountants

Dale McKee
Partner

14 March 2002
Melbourne

Coles Myer Ltd.

ABN 11 004 089 936
800 Toorak Road, Tooronga, 3146
Telephone (03) 9829 3111
Facsimile (03) 9829 6787
Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Coles Myer first half sales up 8.4%

13 February 2002

Coles Myer Ltd (CML) today announced sales of $13,279 million for the half year ended 27 January 2002. This represents an 8.4%[1] increase over the previous year. Sales for the second quarter rose by 9.7%[1] to $7,331 million.

John Fletcher, Coles Myer Chief Executive Officer, said: "We have seen promising early progress as we continue to rebuild the business, with General Merchandise and Apparel Group (GM&A) sales[1] increasing by 6.9% in the second quarter. Food and Liquor's strong sales growth continued, with an 11.9% increase in the second quarter. CML's comparable store sales rose by 4.5% over the half, including second quarter growth of 5.7%.

"Sales growth over the Christmas and clearance season was encouraging. Good progress has been made by GM&A in reducing year-on-year inventory levels and improving ranges, service levels and price competitiveness. The early response from customers has been positive. However, there are transitional costs involved in this reinvestment phase, particularly during the first half, as we build for sustainable long-term growth.

"The initiatives outlined under Operation Right Now are progressing to plan. Benefits are building incrementally and will increasingly flow through in the second half of this year," Mr Fletcher said.

Food and Liquor

Alan Williams, Chief Operating Officer Food, Liquor and Logistics said: "We continue to refine and grow what is already a robust business, complemented by selective acquisitions.

"The integration of ex-Franklins stores is progressing smoothly, with sales in line with expectations. Our dual branded strategy with Coles and Bi-Lo has assisted in attracting previous Franklins' customers.

"A further 17 ex-Franklins stores have been secured over the second quarter, bringing the total to 37. The additional acquisition cost was $15 million, with annualised sales of around $270 million. Additional capital refurbishment costs of $32 million are expected. We commenced trading in 29 ex-Franklins stores during the half, and a further 9 new supermarkets were also opened during this period.

Excluding the ex-Franklins stores and Red Rooster, Food and Liquor sales grew by 9.7% in the second quarter (9.8% in the half year), despite an increasingly competitive environment that included strong promotional activity across the sector.

"The re-badging of the ALG stores to Liquorland and Vintage Cellars is mostly complete and marketing programs have commenced.

"Our combined acquisitions in Food and Liquor, now including the additional 17 ex-Franklins stores, will be earnings dilutionary in FY2002," Mr Williams said.

General Merchandise and Apparel

Warren Flick, Chief Operating Officer, GM&A said: "Sales momentum continued to build in the second quarter, with sales rising 6.9% against first quarter sales growth of 2%. The result was assisted by considerable reinvestment in pricing and service levels to improve competitiveness.

"Our summer clearance program is progressing to plan, with total GM&A inventory levels at the half year end being around 15% lower than prior year, with Target achieving the greatest improvement. This has resulted in increased stock turns and lower working capital.

"**Myer Grace Bros** (MGB) sales, including Megamart, increased by 6.9% in the second quarter, compared with 2.5% growth in the first quarter. MGB's substantial reinvestment in service standards and store presentation, which began in the third quarter of FY2001, was well received over the important Christmas and clearance season. This level of service is critical to achieving sustainable sales momentum; however, margins are being impacted as revenue progressively rebuilds.

"Category performance was strongest where new brands have been introduced in apparel, cosmetics and footwear, and we expect this will accelerate in the second half. Sales were also driven prior to Christmas and during Stocktake by the clearance of non-strategic private label product and additional promotional activity on slow-moving homewares merchandise. Inventories have been well managed and are at an appropriate level and quality going into winter.

"Megamart achieved strong sales growth in its key categories of large appliances, electronics and furniture.

"**Target** sales increased 2.5% for the second quarter compared with a 0.8% increase in the first quarter. The growth was achieved on a high prior year base inflated by heavy promotional activity.

"New apparel ranges continue to trade well, underpinning Target's progress. Clearance of discontinued home and entertainment stock has been largely completed, and new lines are being progressively introduced.

"Importantly, with substantially lower inventory levels and sales driven by the new product offer, margins have strengthened over the period.

"**Kmart** and **Officeworks** combined sales increased by 10% for the second quarter compared with a 2.3% rise in the first quarter. Kmart has experienced strong sales growth with the introduction of its more competitive pricing strategy. General merchandise and expanded consumables were the best performing categories during the second quarter, with some areas of apparel softening in late December.

"Kmart's new competitive price positioning has been well received by customers, as evidenced by the sales growth. However, the introduction of the improved offer was done in full recognition that the cost reductions would lag. The benefits of Operation Right Now in Kmart are building incrementally and will increasingly flow through in the second half of the year.

"Officeworks continued its strong growth record," Mr Flick said.

e.colesmyer

Sales rose by 5.7% over the second quarter following a 5.1% decline in the first quarter. Excluding Myer Direct, which reduced its catalogue program in preparation for a sale of the business, e.colesmyer achieved 16.6% sales growth over the second quarter, led by strong performances from Harris Technology and Coles Online.

Outlook

Mr Fletcher said "We remain on track with our 2 year turnaround program. We continue to anticipate FY2002 net profit after tax to be around 20% higher than last year's underlying net profit result[2]. During the first half of the year, margins will be impacted by transitional costs involved with the reinvestment phase, and incremental savings are expected to flow through in the second half."

The FY2002 half year profit will be announced on 14 March 2002, followed by a strategic update on 26 March 2002.

-/--/-

[1] Excluding Katies, which was sold on 27 November 2000. Including Katies, CML sales increased by 8% in the half and 9.5% in the second quarter, and GM&A sales increased by 3.8% in the half year and 6.4% in the second quarter.

[2] FY2001 underlying net profit was $333 million, before Reset Convertible Preference Share dividends.

For further information:

Media	Scott Whiffin	03 9829 5548
Analysts	Amanda Fischer	03 9829 4521

Financial analysis

Business Group *	Second Quarter (13 weeks)			Half Year (26 weeks)		
	2001 $m	2002 $m	Change %	2001 $m	2002 $m	Change %
Food & Liquor	3,750	4,198	11.9%	7,203	7,995	11.0%
GM&A (excluding Katies)	2,856	3,053	6.9%	4,900	5,137	4.9%
Myer Grace Bros & Megamart	995	1,064	6.9%	1,678	1,764	5.1%
Target	756	775	2.5%	1,282	1,305	1.8%
Kmart & Officeworks	1,105	1,215	10.0%	1,939	2,068	6.7%
e.colesmyer	75	80	5.7%	146	147	0.5%
Total Sales (excl Katies)	**6,682**	**7,331**	**9.7%**	**12,248**	**13,279**	**8.4%**
Geographic Mix						
Australia	6,643	7,289	9.7%	12,186	13,211	8.4%
New Zealand - $AUD	39	42	8.1%	63	68	7.7%
New Zealand - $NZ	50	52	4.2%	82	83	1.6%
Comparable Store Sales			5.7%			4.5%

* All figures exclude GST.

Additional Franklins stores secured

State	Store locations
NSW	Edgecliffe, Riverwood, Thirroul, Ingleburn, Belmont, Hillsdale
VIC	Waurn Ponds, Lavington, Sebastapol, Mentone, Auburn, Hampton Park, Coburg, Greensborough
SA	Mt Barker, Unley, Windsor Garden